[INSYNQ LETTERHEAD]



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:       Ms. Heather Maples
            Mr. James Lopez

         RE: INSYNQ, INC.
             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO.: 333-83396
                       ---------

Dear Sirs:

         Please be advised that Insynq, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on February 26, 2002 (File No. 333-83396) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has amended its private placement documents. The Registrant intends to file a new registration statement with the Commission covering common shares issuable upon conversion of privately placed convertible securities. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.


     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at 253/284-2000.

                                                     Very truly yours, INSYNQ,
                                                     INC.


                                                     By: /s/ John Gorst
                                                     --------------------------
                                                     Name:   John Gorst
                                                     Title:  President